EXHIBIT 12:

                 LETTER FROM ISSUER REGARDING ACQUISITION OF
                    MEDCARE PROTOCOL FROM UNRELATED PARTY

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                              October 25, 1997

Richard Wulff
Chief, Office of Small Business Review
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Dear Mr. Wulff:

     As you requested, I am writing concerning whether or not MedCare Technologies, Inc. acquired the MedCare Program from a party unrelated to the Company. The MedCare Program was acquired by the Company from myself and Dr. Eric Gable. At that time I was not an officer or director of the Company, although my father was then on the board of directors, but Dr. Gable was President and a director of the Company. The MedCare Program was acquired by the Company on August 14, 1995 in exchange for 2,000,000 shares of the Company's common stock at $0.15 per share, for a total value of $300,000, 1,750,000 of these shares were issued to Dr. Gable and 250,000 were issued to me. This gave Dr. Gable 85% ownership in the Company and myself 12.1% ownership, while the remaining 58,159 shares of the total 2,058,519 outstanding were held by other shareholders for a 2.9% stake in the Company.

     On August 31, 1995 the Company completed a Regulation D, Rule 504 offering of 4,200,000 shares at $0.15 per share for a total of $630,000. After the offering, 6,258,519 shares were outstanding. This reduced the ownership percentage of Dr. Gable and myself to 28% and 3.99%, respectively, while other shareholders held a combined total of 4,258,519 shares for a 68.01% ownership percentage.

     After the acquisition by the Company of the MedCare Program, on September 1, 1995, I became a member of the board of the directors and the Company changed its name from Multi-Spectrum Group, Inc. to MedCare Technologies, Inc. Also on September 1, 1995, Dr. Eric Gable elected to step down as President and director of the Company because of other business commitments and because the Company was asking him to assign a significant amount of time to developing, promoting and raising capital. I agreed that I would assign the required time to developing, promoting and raising capital. On October 17, 1995 the Company accepted the resignation of Dr. Gable as President and Director and I was selected to become President of the Company. On November 20, 1995, I acquired the 1,750,000 shares of common stock of the Company held by Dr. Gable. As this sequence of events indicates, I did not have control of the Company before or after the initial transaction, but Dr. Gable was related to the Company at the time of the acquisition and benefitted therefrom.

Richard Wulff
Page Two
October 25, 1997


     The details of this acquisition are also outlined in both the Company history and financial statement notes portions of the Company's Form 10SB. Feel free to contact me if you have any further questions regarding this matter.

                              Sincerely,


                              /s/ Harmel S. Rayat
                              Harmel S. Rayat
                              Chairman and CEO

                                 E-186
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